

October 20, 2021

B. Ben Baldanza
Chief Executive Officer
Semper Paratus Acquisition Corporation
767 Third Avenue, 38th Floor
New York, New York 10017

      Re: Semper Paratus Acquisition Corporation
            Registration Statement on Form S-1
            Filed October 7, 2021
            File No. 333-260113

Dear Mr. Baldanza:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed October 7, 2021

Summary
Founder Shares, page 25

1.   Please amend your disclosure describing the quorum requirement to highlight why the 27.89% ownership interest held by your initial shareholders and members of your management team would provide the necessary vote if your quorum requirement is satisfied by only the minimum threshold. Additionally, please quantify the the combined ownership interest to be held by the sponsor, your management, and the underwriter upon consummation of the initial public offering, including the shares issued as part of the private placement. Please make conforming changes to your risk factor on page 46 titled "If we seek shareholder approval . . . ." Finally, please update your cover page to highlight for investors that, assuming only the minimum number of shares representing a

quorum are voted and assuming the over-allotment option is not exercised, no affirmative votes from other public shareholders would be required to approve your initial business combination.

General

2.   Given that your representative has expressed an interest in purchasing up to 7.0% of the units to be sold in this offering, please tell us whether you are required to have a qualified independent underwriter in accordance with FINRA Rule 5121.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Keira Nakada at 202-551-3659 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Katherine Bagley at 202-551-2545 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Eric Klee